

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

<u>Via E-mail</u>
Chung Yan Winnie Lam
President
WINHA International Group Limited
5 Xingzhong Avenue, Suite 918
Shiqi District, Zhongshan

  Re: WINHA International Group Limited
     Amendment No. 5 to Registration Statement on Form S-1
     Filed February 21, 2014
     File No. 333-191063

Dear Mr. Lam:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management Discussion & Analysis, page 42

Liquidity and Capital Resources, page 49

1. We note your new disclosure on page 5 that "[you] award to VIP club members in cash, 40% of the quarterly net income of the retail store where they purchase [the] prepaid card." Please expand your disclosure in this section, to discuss the potential impact of these distributions on your future operating performance and financial condition. In this regard, we note that the cash distribution for VIP club members is based on the potential net income of the retail stores. However, you have historically reported net losses and are currently operating on a going concern basis. In light of this, please also discuss how you will finance the cash distributions if a retail store reports net income and you continue to report net losses and limited cash and cash equivalents. Please also clarify how the VIP club program operates with respect to the mobile, online and set-top store channels. For

Chung Yan Winnie Lam
WINHA International Group Limited
February 26, 2014
Page 2

example, please clarify whether each of these channels is considered its own "store" for purposes of the program, such that in the aggregate there could be only 100 customers in the program for each of the mobile, online and set-top store channels.

Financial Statements, page 57

WINHA International Group Limited and Subsidiaries Consolidated Balance Sheet (Unaudited), page 88

2. Please tell us the nature of transactions underlying the other receivables, prepayment and advance from customer balances and your consideration of providing disclosure regarding the nature of the transactions underlying these balances in the notes to the consolidated financial statements.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director